Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco again selected as component of B3’s Corporate Sustainability Index (ISE) Itaú Unibanco Holding S.A. (for the 16th consecutive year) is pleased to announce that it has been selected again to be part of B3’s Corporate Sustainability Index (ISE) for 2021. The new portfolio includes 46 shares of 39 companies, representing 15 sectors with an aggregate market value of R$ 1.8 trillion, equivalent to 38% of the total market capitalization of B3 listed companies (as of November 25, 2020). The new portfolio will be effective from January 04, 2021 through December 30, 2021. Created by B3, the ISE aims to promote an investment environment aligned with the sustainable development demands in contemporary society and to encourage the ethical responsibility of corporations. Inclusion in ISE reflects long-term commitment of Itaú Unibanco to ethical conduct of business, corporate governance and social, cultural and environmental responsibility. São Paulo (SP), December 03, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Corporativo | Interno